

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 4, 2012

Via E-mail
Christopher J. Gregoire
Vice President and Controller
Lockheed Martin Corporation
6801 Rockledge Drive
Bethesda, Maryland 20817

Re: Lockheed Martin Corporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed on February 23, 2012
File No. 001-11437

Dear Mr. Gregoire:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings, and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Form 10-K for Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis

Discussion of Business Segments, page 31

1.   The effect of net profit booking rate adjustments appears to be material to the results of each year presented. However, the impact of these adjustments in regard to your segments is not clear. Please tell us the segments impacted by these adjustments and the amount of the pre-tax adjustment included in each segment's reported measure of performance.

Notes to the Consolidated Financial Statements

Note 1 – Significant Accounting Policies

Goodwill, page 56

2.   For each balance sheet period presented, please provide a table showing the changes in goodwill by reportable segment pursuant to Accounting Standards Codification 350-20-50-1 and 350-20-55-24 for greater transparency to investors of the changes for each segment.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief